Ex 99.4

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned certifies that this periodic report fully complies with the requirements of
Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in this periodic report fairly represents, in all material respects, the financial condition and results of operations of Knightsbridge Tankers Limited.

This certification is made solely for the purpose of 18 U.S.C Section 1350 and not for any other purpose.

/s/ Kate Blankenship
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Kate Blankenship
Chief Financial Officer

Date: May 12, 2003